Exhibit 99.1

Supplementary Proxy Information

Further to the Company's Proxy Notice of November 19, 2014, notice is provided to Shareholders that the proxy card contains a clerical error.

The item that appears as Proposal No.5 on the Proxy Card is incorrect.  It does not reflect the Proposal No. 5 that is discussed in the Proxy Notice.  It repeats a portion of the description of Proposal No. 4 ("proposal to approve additional compensation for Mr. Izhak Nakar, the Company’s Active Chairman . . .").  The item that appears as Proposal No. 6 on the proxy card is actually Proposal No. 5 as that proposal appears in the Proxy Notice ("extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global  . . .").

The Company asks Shareholders to act as follows when filling out a proxy card:

a)
The Company asks Shareholders not to mark the item that appears as Proposal No. 5 on the proxy card.  The Company will ignore marks in that context on the proxy card, whether received prior to or following the date of this supplemental information.

b)
Further, the Company asks Shareholders to mark the item that appears as Proposal No. 6 on the proxy card with the vote that the Shareholders desire to cast with regard to Proposal No. 5 as it appears in the Proxy Notice.  The Company will count votes cast on Proposal No. 6 on the proxy card - again, whether received prior to or following the date of this supplemental information - as cast for or against, or as abstaining from, Proposal No. 5 as it appears in the Proxy Notice.

A Shareholder who desires to revoke a proxy card may do so no later than December 23, 2014, at 10:00 a.m. (Israel time), i.e. 24 hours before the Meeting,  by delivering a written revocation to Mr. Lyron Bentovim, CFO and COO of the Company. If a Shareholder desires to revoke a proxy-card already filed and replace it with a revised proxy-card, the Shareholder should deliver the written revocation to Mr. Bentovim, and submit the revised proxy-card in accordance with the instructions above, no later than December 21, 2014, at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting.  A Shareholder that timely revokes a previously submitted proxy,  also may vote by attending the Meeting.

For your convenience, we are making corrected proxy cards available together with this notice and on the Company’s website.  Using either the original form of proxy card or the revised version will be acceptable in accordance with the instructions and explanation above and the instructions in the Proxy Notice previously distributed to Shareholders.